UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza,
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Conor Chiahung Yang
	Name:	Conor Chiahung Yang
	Title:	Chief Financial Officer

Date: May 4, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1
AirMedia Enters into Exclusive Concession Rights Contract with Sinopec
Company to operate outdoor advertising at Sinopec service stations nationwide
Extends AirMedia’s reach to China’s 122 million automobile drivers
Beijing, China — April 30, 2009 — AirMedia Group Inc. (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, and China Petroleum & Chemical Corporation (“Sinopec Corp.”) (HKEX: 386; NYSE: SNP; LSE: SNP; CH: 600028) today announced they have entered into an exclusive concession rights contract under which AirMedia will develop and operate outdoor advertising platforms at all of Sinopec’s service stations located throughout China for over five and half years, except for service stations in limited cities which still have original contracts with other operators in effect. The contract is effective immediately and will expire on December 31, 2014. AirMedia will incur concession fees to Sinopec beginning in the third quarter of 2009.
The move extends AirMedia’s leadership in China’s air travel advertising sector to the advertising market, the target demographic of which is the country’s rapidly growing population of automobile drivers and owners who, along with air travelers, are among the most affluent members of China’s emerging consumer class. As of the end of 2008, there were 122 million drivers and 64.7 million cars for civil use in China, of which 41.7 million were privately owned.
“As a leading operator of out-of-home advertising platforms targeting mid-to-high-end consumers in China, we are extremely excited to partner with Sinopec to extend our media reach to China’s rapidly growing population of automobile drivers and owners,” said Herman Guo, chairman and chief executive officer of AirMedia.
“Similar to the air travel industry in China, Sinopec’s service stations are frequently visited by consumers with higher-than-average disposable income. Expanding our advertising network to Sinopec’s service stations is a natural extension of AirMedia’s operation and will create synergies with our current media platforms and customer base,” Mr. Guo continued. “China’s consumer base will continue to evolve in exciting ways and AirMedia’s extensive experience in targeting mid-to-high-end consumers in the air travel sector well prepares us to achieve further success in other advertising sectors. Our growing network allows us to provide advertisers with even more flexible and effective marketing solutions to reach a broader base of affluent consumers in China.”
Mr. Haichao Zhang, Sinopec’s vice president stated, “We are pleased to be working with AirMedia as our exclusive partner for operating outdoor advertising platforms at our retail service stations throughout China. We look forward to benefiting from the synergy between our extensive national retail network and AirMedia’s experiences in operating nationwide media platforms targeting mid-to-high-end consumers.”
Sinopec is the operator of China’s largest network of service stations, with more than 28,000 retail service stations nationwide.
AirMedia plans to install advertising mediums such as scrolling light boxes in at least 3,500 service stations in provincial capitals and other developed cities throughout China by the end of 2011, and in at least 8,000 service stations during the contract period.

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About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 41 major airports, including all of the 30 largest airports in China. AirMedia also operates digital frames in 22 major airports. In addition, AirMedia sell advertisements on the routes operated by 12 airlines, including the three largest airlines in China. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and other digital media, such as mega LED screens.
Besides the above, AirMedia has exclusive contractual concession rights to develop and operate outdoor advertising at Sinopec’s service stations located throughout China. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
About Sinopec Corp.
Sinopec Corp. is the first Chinese company that has been listed in Hong Kong, New York, London and Shanghai. The Company is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries include: exploring, developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products; producing, trading, transporting, distributing and marketing refined oil products; and producing and distributing chemical products. Based on 2007 turnover, Sinopec Corp. is the largest listed company in China. The Company is one of the largest crude oil and petrochemical companies in China and Asia. It is also one of the largest gasoline, diesel and jet fuel and other major chemical products producers and distributors in China and Asia.
For additional information about Sinopec Corp., please visit the Company’s website at http://www.sinopec.com.
Investor and Media Contact Information:
AirMedia:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net.cn
Cynthia He
Brunswick Group
Tel: 86-10-6566-9504
Email: airmedia@brunswickgroup.com
Sinopec:

Investor Inquiries:		Media Inquiries:

Beijing
Tel:	+86-10-6499-0060	Tel:	+86-10-5996-0028
Fax:	+86-10-6499-0022	Fax:	+86-10-5996-0386
Email:	ir@sinopec.com.cn	Email:	media@sinopec.com

Hong Kong
Tel:	+852-2824-2638	Tel:	+852-3512-5000
Fax:	+852-2824-3669	Fax:	+852-2259-9008
Email:	ir@sinopechk.com	Email:	sinopec@brunswickgroup.com

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